SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of January 2003
                             Dated January 10, 2003


                         Commission File Number 0-19379


                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F |X|       Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|             No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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Annex 1     Banco Comercial Portugues, S.A. (the "Bank") has announced that its subsidiary BPA Bank National Association, registered in the State of New Jersey, United States, did not reach agreement to acquire the total share capital of Interbank of New York and, therefore, the application requesting authorization for the acquisition that was submitted to the Office of the Comptroller of the Currency of the United States will be withdrawn.


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


                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BANCO COMERCIAL PORTUGUES, S.A.


                                        By:    Antonio Rodrigues
                                            ----------------------------
                                               Antonio Rodrigues
                                               Member of the Board of Directors


                                        By:    Luis Gomes
                                            ----------------------------
                                               Luis Gomes
                                               General Manager


Date: January 10, 2003


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                                                                         Annex 1


For immediate release                                           January 09, 2003


                                  ANNOUNCEMENT


Lisbon, January 9, 2003 -In accordance with article 248 of the Portuguese Securities Code and following the announcement made public in August 2, 2002, Banco Comercial Portugues S.A. (BCP, NYSE: BPC, LSE: BCG) hereby announces that its subsidiary BPA Bank National Association, registered in the State of New Jersey, United States, has not reached an agreement to acquire the total share capital of Interbank of New York and therefore will withdraw the application requesting authorization for this acquisition submitted to the Office of the Comptroller of the Currency of the United States.

In spite of the closing of these negotiations, BCP Group will pursue, as planned, its strategy of consolidating and developing its " Community Banks" activities in the USA and Canada.


- End of release -

Banco Comercial Portugues


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